Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
	Tel:	(908) 559-1629
	Fax:	(908) 766-5725
robert.barish@verizon.com

November 8, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-08606

Dear Mr. Spirgel:

We want to thank you and your colleagues for taking the time to speak with us on October 17, 2011.

As we stated to the Staff, Verizon continues to believe that the portion of Mr. Seidenberg’s 2008-2010 PSU Award that is subject to the Addendum to his Long Term Incentive Award Performance Stock Unit Agreement for the 2008-2010 award cycle (hereinafter referred to as the “Strategic Component”) constitutes a share-based payment transaction within the scope of Accounting Standards Codification 718, Compensation – Stock Compensation. Based on our telephone conversation with you and your colleagues on October 17, we understand that, as to the grant date of this transaction, it is the Staff’s view that, due to the qualitative nature of several of the performance conditions established by the Board of Directors for vesting of the Strategic Component, as well as the discretion involved in evaluating the achievement of those performance conditions, there was not a mutual understanding of the key terms and conditions of the award until the Board evaluated the achievement of those performance conditions.

In consideration of the Staff’s view of the grant date of the Strategic Component, Verizon will in the future (i) treat any amounts awarded with respect to the Strategic Component and any similar strategic component of Mr. Seidenberg’s other equity incentive plan awards as stock awards granted on the last day of the applicable performance cycle and (ii) report such awards in the Stock Award column of the Summary Compensation Table for the applicable year.

*        *        *         *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish

Robert J. Barish
Senior Vice President and Controller

cc:	Paul Beswick

Terry French

Jonathan Groff

Thomas Kim

Anne Krauskopf

James Kroeker

Joel Levine

Carlton Tartar

Sharon Virga

Francis J. Shammo